SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2006

OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES

EXCHANGE ACT OF 1934

                FOR THE TRANSITION PERIOD FROM ____________ TO ___________

COMMISSION FILE NUMBER: 1-13163

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

YUM! BRANDS 401(K) PLAN

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

YUM! BRANDS, INC.

1441 GARDINER LANE

LOUISVILLE, KENTUCKY 40213

YUM! BRANDS 401(k) PLAN

Financial Statements and Supplemental Schedules

September 30, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm Thereon)

YUM! BRANDS 401(k) PLAN

Report of Independent Registered Public Accounting Firm

Plan Administrator

Yum! Brands 401(k) Plan:

We have audited the accompanying Statements of Net Assets Available for Benefits of the Yum! Brands 401(k) Plan (the Plan) as of September 30, 2006 and 2005, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of September 30, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/KPMG LLP

Louisville, Kentucky

November 16, 2007

YUM! BRANDS 401(k) PLAN
Statements of Net Assets Available for Benefits
September 30, 2006 and 2005
(In thousands)

	2006	2005
Assets:
Investments:
Investments, at fair value:
YUM! Stock Fund	$ 160,659	$ 170,021
Investment in common/commingled trusts	198,284	158,350
Self-directed Brokerage	6,515	5,801
Participant loans	14,336	14,133
Total investments	379,794	348,305

Receivables:
Due from broker for sale of investments	497	-
Participants’ contributions	306	601
Employer contributions	182	236
Interest and dividends	158	156
Total receivables	1,143	993

Cash and cash equivalents	2,505	4,168

Total assets	383,442	353,466

Liabilities:
Other liabilities	47	172
Total liabilities	47	172
Net assets available for benefits	$ 383,395	$ 353,294

See accompanying notes to financial statements.

YUM! BRANDS 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended September 30, 2006 and 2005
(In thousands)

	2006	2005
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$ 25,168	$ 42,387
Interest	1,009	712
Dividends	1,643	1,463
Other	332	298
	28,152	44,860
Less investment expenses	(121)	(337)
	28,031	44,523

Contributions:
Participant	27,654	28,883
Employer	11,762	11,372
	39,416	40,255
Total additions	67,447	84,778

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	37,346	29,686
Total deductions	37,346	29,686
Net increase in net assets	30,101	55,092

Net assets available for benefits:
Beginning of year	353,294	298,202
End of year	$ 383,395	$ 353,294

See accompanying notes to financial statements.

YUM! BRANDS 401(k) PLAN

Notes to Financial Statements

September 30, 2006 and 2005

(Tabular amounts in thousands)

(1)	Summary Plan Description

The following description of the Yum! Brands 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

YUM! Brands, Inc. (the Company) adopted the Plan effective October 7, 1997 as a result of the spin-off of the Company from PepsiCo, Inc. The Plan is a successor of the PepsiCo Long Term Savings Program. Any employee within a group or class so designated by the Company is eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act, as amended (ERISA).

The Plan has appointed State Street Investor Services as the trustee and CitiStreet Institutional and Total Benefits Outsourcing Divisions as the recordkeeper for the Plan. The trustee is responsible for the management and control of the Plan’s assets.

On October 1, 2001, the Plan was amended to adopt a safe harbor matching contribution, in accordance with Code section 401(k)(12)(B).

The investments of the Plan are maintained in a trust (the Trust) by State Street Investor Services (the Trustee).

(b)	Contributions

Each participant in the Plan may elect to contribute any amount, not to exceed 25% of eligible earnings. The maximum pre-tax contribution allowed for 2006 and 2005 was $15,000 and $14,000, respectively.

Additionally, eligible participants receive a matching contribution from the Company that is equal to the sum of: (a) 100% of such salary deferral contribution that does not exceed 3% of the participant’s eligible pay for such pay period, and (b) 50% of such salary deferral contribution that exceeds 3% and does not exceed 5% of the participant’s eligible pay for such pay period. Effective July 1, 2005, matching contributions are invested based upon the participant’s investment election for his or her salary deferral contributions. Prior to July 1, 2005, all matching contributions were directed into the YUM! Stock Fund and participants were restricted from selling those shares within the YUM! Stock Fund that represented matching contributions. Additionally, effective July 1, 2005, participants may sell any shares within the YUM! Stock Fund that represent matching contributions made at any point in time. Since participants are no longer restricted from selling shares held in the YUM! Stock Fund, there are no nonparticipant-directed investments as of September 30, 2006 and 2005. The Company may also make discretionary contributions to the Plan. No discretionary contributions were made by the Company for the years ended September 30, 2006 and 2005.

Effective January 1, 2004, the Plan allows eligible participants to make catch-up contributions. Participants eligible to make catch-up contributions must be 50 years or older by the end of the calendar year in which they want to make the catch-up contribution. These contributions are made in the same manner as salary deferral contributions and are deposited in the participant’s salary deferral account. Participants elect a whole dollar amount as a percentage of eligible pay on a per pay period

YUM! BRANDS 401(k) PLAN

Notes to Financial Statements

September 30, 2006 and 2005

(Tabular amounts in thousands)

basis. Catch-up contributions are not subject to the 25% of eligible pay limitation. Thus, a participant can contribute more than 25% of pay to the extent needed to make a catch-up contribution. The 2006 ERISA limit on catch-up contributions was $5,000. Catch-up contributions are not eligible for matching contributions.

(c)	Investment Options

YUM! Stock Fund

This fund pools participants’ contributions to buy shares of YUM! common stock. The fund also holds short-term investments to provide the fund with liquidity to make distributions. The fund is paid cash dividends, which are used to purchase additional shares of YUM! common stock. Effective July 1, 2005, the Plan was amended such that YUM! Stock Fund operates as an employee stock ownership plan for tax purposes. This election had no other impact on the Plan.

Stable Value Fund

The Stable Value Fund invests in a diversified portfolio of stable value contracts issued by insurance companies, banks and other financial institutions. The Stable Value Fund utilizes high-quality fixed income securities wrapped by an insurance company, bank or other financial institution.

Large Company Index Fund

The Fund invests in all 500 stocks in the S&P 500 Index in proportion to their weighting in the S&P 500 Index. The Fund may also hold 2-5% of its value in futures contracts (an agreement to buy or sell a specific security by a specific date at an agreed upon price).

Bond Market Index Fund

The Fund invests primarily in government, corporate, mortgage-backed and asset-backed securities. The Fund invests in a well-diversified portfolio that is representative of the broad domestic bond market.

Mid-sized Company Index Fund

The Fund invests in all 400 stocks in the S&P MidCap 400 Index (MidCap Index) in proportion to their weighting in the MidCap Index. The Fund may also hold 2-5% of its value in futures contracts.

Small Company Index Fund

The Fund attempts to invest in all 2,000 stocks in the Russell 2000 Index (Russell Index) in proportion to their weighting in the Russell Index. The Fund may also hold 2-5% of its value in futures contracts.

International Index Fund

The Fund typically invests in all the stocks in the Morgan Stanley Capital International Europe, Australasia, and Far East Index (International Index) in proportion to their weighting in the International Index.

YUM! BRANDS 401(k) PLAN

Notes to Financial Statements

September 30, 2006 and 2005

(Tabular amounts in thousands)

(d)	Participants Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)	Participant Loans

The Plan has a loan program for participants. The maximum amount a participant may borrow, when aggregated with all other outstanding loans of the participant, is the lesser of: a) 50% of the participant’s vested interest under the Plan; b) $50,000 reduced by the excess of the highest outstanding loan balance during the preceding one-year period ending on the day prior to the date the loan was made, over the outstanding balance of loans on the date the loan was made; c) 100% of the value of the participant’s investment in certain funds; or d) the maximum loan amount that can be amortized by the participant’s net pay. Loans may be outstanding for up to four years. The interest rate for loans is based on the prime rate as of the last day of the month before the loan request plus 1%. A participant may have up to two loans outstanding from the Plan at any time. A one-time loan origination fee of $50 per loan is charged to those participants who obtain a loan. Interest on loans is allocated to each of the funds based upon the participant’s investment election percentages. For each month or part thereof the loan remains outstanding, the borrowing participant may be assessed a monthly administration fee. Any loans outstanding shall become immediately due and payable in full if the participant’s employment is terminated. Principal and interest is paid ratably through monthly payroll deductions.

As required by Section 526 of the Soldiers’ and Sailors’ Civil Relief Act of 1940, as amended, no interest rate shall be more than 6% for the loan of any participant during the period that the participant is serving in the United States military. This limit includes traditional interest and any other service charge or other fee with respect to the loan.

The loans are secured by the balance in the participant’s account. Outstanding loans bear interest at rates that range from 4% to 10% with maturity dates ranging from 2007 to 2010, as of September 30, 2006.

(f)	Vesting

Participants are fully vested in the entire value of their accounts upon contribution, including the Company matching contribution.

(g)	Withdrawals

Distributions under the Plan are made upon a participant’s death, disability, retirement, hardship or termination of employment. Benefit payments are made in the form of a lump sum cash amount or in kind distribution. As discussed above, the Plan permits withdrawals under a loan program.

(h)	Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA and the Internal Revenue Code.

YUM! BRANDS 401(k) PLAN

Notes to Financial Statements

September 30, 2006 and 2005

(Tabular amounts in thousands)

(i)	Recently Issued Accounting Standards Not Yet Adopted

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (FSP). The FSP defined the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution, health and welfare, and pension plans. As described in the FSP, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in fully benefit-responsive investment contracts through the Stable Value Fund. The FSP is effective for all investment contracts as of the last day of the annual period ending after December 15, 2006 (fiscal 2007 for the Plan). The Plan does not anticipate the adoption of this requirement to materially impact the Statement of Net Assets Available for Benefits.

(2)	Summary of Accounting Policies
(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investment Valuation – Cash and cash equivalents and the Stable Value Fund are recorded at cost, which approximates fair value. Investments in common stock and various securities are valued at quoted market prices. Investments in common/commingled trusts are valued by the issuer based on quoted market prices of the underlying securities. Participant loans are valued at their outstanding balances, which approximate fair value.

Income Recognition – Dividend income is recorded on the ex-dividend date. Income from investments is recorded as earned on an accrual basis. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sales of securities are reported on the average cost method.

(d)	Payment of Benefits

In accordance with guidance issued by the American Institute of Certified Public Accountants, the Plan accounts for participant distributions when paid. For purposes of reporting on Form 5500, “Annual Return/Report of Employee Benefit Plan,” distributions are recorded in the period such amounts are authorized to be paid to participants. Such treatment resulted in differences between the

YUM! BRANDS 401(k) PLAN

Notes to Financial Statements

September 30, 2006 and 2005

(Tabular amounts in thousands)

Plan’s Form 5500 and the accompanying financial statements for the years ended September 30, 2006 and 2005 and are summarized in Note 6.

(e)	Administrative Costs

All usual and reasonable expenses of the Plan may be paid in whole or in part by the Company. Any expenses not paid by the Company will be paid by the Trustee out of the Trust. All expenses for the years ended September 30, 2006 and 2005 were borne by the Company, except for monthly investment service fees charged to the funds, loan application fees charged to participants who obtained a loan and transaction fees charged to participants within the Self-directed Brokerage Account.

(3)	Investments

Individual investments that represent 5% or more of the Plan’s net assets available for benefits as of September 30, 2006 and 2005 were as follows:

	2006	2005
YUM! Stock Fund	$ 160,659	$ 170,021
Stable Value Fund	37,838	33,457
Large Company Index Fund	58,409	52,045
Bond Market Index Fund	24,701	21,851
Mid-sized Company Index Fund	30,828	24,287
Small Company Index Fund	23,660	16,117
International Index Fund	22,848	10,593

Appreciation (including gains and losses on investments bought and sold, as well as held during the years) on investments was as follows:

	2006	2005
YUM! Stock Fund	$ 12,318	$ 27,399
Investment in common/commingled trusts	12,850	14,988
	$ 25,168	$ 42,387

(4)	Nonparticipant-Directed Investments

The YUM! Stock Fund has no assets which are nonparticipant-directed investments at September 30, 2006 and 2005, respectively. Effective July 1, 2005, the Plan no longer has nonparticipant-directed investments (see Note 1). Information about the significant components of the changes in net assets relating to the nonparticipant-directed investment portion of the YUM! Stock Fund is as follows:

YUM! BRANDS 401(k) PLAN

Notes to Financial Statements

September 30, 2006 and 2005

(Tabular amounts in thousands)

2005
Changes in net assets:
Contributions	$ 11,372
Interest	4
Net appreciation	10,619
Benefits paid to participants	(5,913)
Transfers to participant-directed investments	(16,082)
$ -

(5)	Tax Status

The Company obtained its latest determination letter dated September 4, 2003, in which the Internal Revenue Service stated that the Plan and related trust are operating in accordance with the applicable requirements of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is operating in accordance with the applicable requirements of the IRC.

(6)	Reconciliation of Financial Statements to Form 5500

Notwithstanding the requirements of U.S. generally accepted accounting principles, the U.S. Department of Labor requires that unpaid benefit amounts be reported as a liability of the Plan for purposes of Internal Revenue Service Form 5500 filings. As a result, the following represents a reconciliation between the amounts shown on the accompanying financial statements and the amounts reported in the Plan’s Form 5500.

Net assets available for benefits

	2006	2005
Net assets available for benefits, as reported in the financial statements	$ 383,395	$ 353,294
Less benefits payable at end of year	(162)	(218)
Net assets available for benefits, as reported in the Plan’s
Form 5500	$ 383,233	$ 353,076

Participant benefits

	2006	2005
Benefit payments for the years ended September 30, 2006
and 2005, as reported in the financial statements	$ 37,346	$ 29,686
Less benefits payable at beginning of year	(218)	(26)
Add benefits payable at end of year	162	218
Benefit payments for the years ended September 30, 2006
and 2005, as reported in the Plan’s Form 5500	$ 37,290	$ 29,878

YUM! BRANDS 401(k) PLAN

Notes to Financial Statements

September 30, 2006 and 2005

(Tabular amounts in thousands)

(7)	Related Party Transactions

Certain Plan investments are shares of common/commingled trusts managed by the Trustee. Transactions involving these investments qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to approximately $121,000 and $337,000 for the years ended September 30, 2006 and 2005, respectively.

(8)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(9)	Plan Amendment

On September 26, 2007, the Plan was amended to change the Plan year from the period commencing October 1 and ending September 30 to the period commencing January 1 and ending December 31, with a short plan year for the period beginning October 1, 2007 and ending December 31, 2007.

SUPPLEMENTAL SCHEDULE

YUM! BRANDS 401(k) PLAN
EIN: 13-3951308
PN: 003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
September 30, 2006

Identity of issue,	Description
borrower, or similar party	of interest		Fair value
YUM! Stock Fund [1,3]	3,086,637	shares	$ 160,659,488
Common/commingled trusts:
Stable Value Fund [1]	37,837,720	shares	37,837,720
Large Company Index Fund [1]	231,807	shares	58,409,138
Bond Market Index Fund [1]	1,452,299	shares	24,700,711
Mid-Sized Company Index Fund [1]	1,171,034	shares	30,828,631
Small Company Index Fund [1]	1,005,915	shares	23,660,123
International Index Fund [1]	1,188,570	shares	22,847,889
Total			198,284,212

Self-directed Brokerage Account [1]	Various		6,514,730

Loans to participants [1]	Interest rates ranging
	from 4.0% to 10.0%		14,335,836

Government STIF [1,2]	2,445,821	shares	2,445,821
Cash and cash equivalents [1]			59,476
Total cash and cash equivalents			2,505,297

Total			$ 382,299,563

[1] Party-in-interest as defined by ERISA.

[2] The Government STIF consists of cash equivalent investments and is classified as cash and cash equivalents in the Statement of Net Assets Available for Benefits.

[3] On May 17, 2007, the Company announced that its Board of Directors approved a two-for-one split of the
Company's outstanding shares of Common Stock. The stock split was effected in the form of a stock dividend and entitled each shareholder of record at the close of business on June 1, 2007 to receive one additional share for every outstanding share of Common Stock held. The stock split is not reflected in these share amounts.

See accompanying independent registered public accounting firm's report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

YUM! BRANDS 401(k) PLAN

By:	/s/ Diane Gates
Diane Gates
Plan Administrator

Date: November 16, 2007

EXHIBIT INDEX

Exhibit

Number	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Nos. 333-36893, 333-32048 and 333-109300) on Form S-8 of YUM! Brands, Inc. of our report dated November 16, 2007, with respect to the Statements of Net Assets Available for Benefits as of September 30, 2006 and 2005, the related Statements of Changes in Net Assets Available for Benefits for the years then ended, and related Supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of September 30, 2006, which report appears in the September 30, 2006 Annual Report on Form 11-K of the YUM! Brands 401(k) Plan.

/s/ KPMG LLP

Louisville, Kentucky

November 16, 2007